Form 6-K

No. 2

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	July 2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: July 19, 2005	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, July 19, 2005

Half-yearly Report 2005
Stockholm, July 19, 2005

•	Net sales amounted to SEK 63,709m (62,443), and income for the period to SEK 2,050m (1,809) corresponding to SEK 7.04 (5.92) per share.

•	Operating income for the second quarter was SEK 1,890m (1,782).

•	Operating income adversely affected by substantially higher prices for materials.

•	Strong sales growth and improved income in USD for appliances in North America in second quarter.

•	Restructuring on plan, decisions to close two previously announced plants finalized.

•	Strategic initiatives in product development and marketing continue.

	Second	Second		First	First
	quarter	quarter		half	half
Amounts in SEKm, unless otherwise stated	2005	20041)	Change, %	2005	20041)	Change, %

Net sales	33,969	31,950	6.3	63,709	62,443	2.0
Operating income2)	1,890	1,782	6.1	3,198	2,544	25.7
Operating income, excluding items affecting comparability	1,890	2,188	-13.6	3,198	3,929	-18.6
Margin, %	5.6	6.8		5.0	6.3
Income after financial items	1,695	1,738	-2.5	2,906	2,422	20.0
Income after financial items, excluding items affecting comparability	1,695	2,144	-20.9	2,906	3,807	-23.7
Margin, %	5.0	6.7		4.6	6.1
Income for the period	1,196	1,240	-3.5	2,050	1,809	13.3
Income for the period, excluding items affecting comparability	1,196	1,528	-21.7	2,050	2,707	-24.3
Earnings per share, SEK3)	4.11	4.06	1.2	7.04	5.92	18.9
Earnings per share, excluding items affecting comparability, SEK2) 3)	4.11	5.02	-18.1	7.04	8.86	-20.5
Value creation	833	1,196	-363	1,221	2,006	-785
Return on equity, %				16.6	14.0
Return on equity, excluding items affecting comparability, %				16.6	21.0

1)	Restated to comply with IFRS. Please refer to page 22 for details.

2)	Operating income for 2004 includes items affecting comparability in the amount of SEK –406m for the second quarter and SEK –1,385m for the first half.

3)	Before dilution, based on an average of 291.2 (304.1) million shares after buy-backs for the second quarter and 291.2 (305.4) million for the first half of the year.

Comments from the CEO

Group sales and income were in line with our expectations for both the second quarter and the first half of the year. The decline in income and margin, excluding items affecting comparability, refers mainly to higher costs for raw materials and components. We were able to raise prices in several markets, but this could not fully compensate for the substantial cost increases.

We continued to strengthen the Group’s long-term profitability by increasing our efforts in product development and marketing. Restructuring and relocation of production continued according to plan.

Higher sales and positive price/mix

As indicated in the report, we had a positive trend in sales in the quarter, mainly due to good growth for appliances in North America and Latin America, as well as in Outdoor Products.

The total cost for materials in comparison with 2004 rose by approximately SEK 1,300m in the second quarter and SEK 2,300m in the first half. We were able to compensate for more than half of the cost increases through internal actions and cost-cutting, so that the net effect was approximately SEK 800m for the second quarter and SEK 1,400m for the first half. For the full year, we still expect total costs for materials to increase by approximately SEK 4,000m and net costs by approximately SEK 2,000m in comparison with 2004.

Price and mix were positive in the quarter as well as for the period as a whole. Our price increases refer mainly to the US, Latin America and Australia, while the trend in Europe was fragmented with only limited increases for certain markets and product categories.

Appliances in North America reported improved operating income in USD and a good margin, despite substantially higher costs for materials. Income for floor-care products in North America declined from the previous year. Income for appliances in Europe was negatively impacted by higher material costs as well as lower sales in Germany. Our market share for own brands in Europe was unchanged from the previous year, however.

Outdoor Products showed a continued strong performance, despite unfavorable weather in North America.

Given the substantial material cost increases and sluggish demand in some markets, I’m pleased with the Group’s performance in the quarter. We have expected 2005 to be a challenging year due to the extensive restructuring we are undertaking and the strategic initiatives we are pursuing. I’m impressed by the commitment shown by our employees at all levels in the company.

Unchanged outlook for the year

We still expect the Group’s operating income for the full year to be somewhat lower than last year, excluding items affecting comparability. The forecast is based on expectations for material costs to increase in line with our assumptions, some growth in demand, a positive effect from price increases and launches of new products, as well as savings generated by previous restructuring.

Restructuring is on track

At the start of the year we announced our intention of accelerating the pace of consolidation and relocation of production. Restructuring costs in 2005 are still expected to total SEK 3-4 billion, including the cost for the agreement with Videocon regarding our Indian operation.

Restructuring decisions to date include the closure of a refrigerator plant in Spain and a lawn-mower plant in Italy, as well as downsizing of a refrigerator plant in Italy. The total cost of these measures amounts to approximately SEK 550m and will be charged in the third quarter.

An evaluation has been started regarding a potential closure of the plant in Nuremberg, Germany, which produces washers, dishwashers and dryers. The plant has about 1,750 employees. A potential closure would incur a total cost of approximately SEK 2,100m. An evaluation has also been initiated regarding a potential downsizing of production at the refrigerator plant in Mariestad, Sweden.

In 2004 and 2005 we decided to close eight production units and downsized another three. We also decided to invest approximately SEK 2,800m in nine new production units in low-cost countries. All restructuring and investment projects are proceeding according to plan and within budgets so far.

Inauguration of new plant in Mexico

In June we opened the new refrigerator plant in Mexico. This facility covers about 1.6 million ft2, or about 140,000 m2, and is one of the largest industrial projects in the country. It has involved a total investment by the Group of approximately SEK 1,200m. Production comprises side-by-side refrigerators and large top-freezer refrigerators. Annual capacity will be more than 1 million units.

At present the plant is producing about 600 units per day. Production will be gradually increased during the second half, while volume will be cut back at the plant in Greenville, MI. The Mexican plant currently has about 800 employees, but this will increase to about 3,000 during 2006. Start-up of production has required comprehensive training for all employees. Around 100 key personnel have received 12-54 weeks of training at the Group’s other American refrigerator plant, in Anderson, SC.

The new plant is one of the most environmentally advanced within the Group. Production does not involve any hazardous air- or water-borne emissions. Nearly all materials used can be recycled.

The new plant will reduce costs substantially within refrigerators in North America. Savings are expected to reach full effect as of the end of 2006.

Actions to improve underperformers

Relocation of production from the US to Mexico and changes in production in Europe are part of our efforts to turn unprofitable units around.

Earlier in July we divested our loss-making Indian operation to Videocon and signed a distribution agreement that gives Videocon the right to use the Electrolux brand for a period of five years.

Although profitability in our Indian operation improved substantially in 2004 and 2005, it would take time to reach an acceptable level with the present structure. We have therefore changed to a new business model in this market. Videocon is the market leader for consumer electronics and appliances in India, and has an extensive distribution network. Cooperation with Videocon offers us opportunities for continuing to build the Electrolux brand in the Indian market. The agreement with Videocon will involve a maximum cost for Electrolux of SEK 600m, which will be taken in the third quarter (see also page 12).

Higher rate of product launches

The Group’s investment in product development has increased gradually from less than 1% of sales in 2002 to 1.7% in 2004. During the same period, the number of major product launches within appliances rose from 190 to 300 and will continue to increase during 2005, reaching about 370. It is clear that these efforts have generated an improvement in the Group’s product mix in both 2004 and 2005.

In order to achieve better precision and reduce the lead time for new products, we have been working intensively to improve the process for product development. Today, all investments in new products are based on research into how consumers think, feel and act when they use our products, as well as the problems that they experience. The product-development process is now more cross-functional and involves several parallel phases.

We have now taken the next step and developed strategic product plans for each product category within appliances for the next five years. These plans include clearly defined goals and opportunities on the basis of our current and desired positions in the market. Through this process we have identified hundreds of consumer needs which in turn have generated thousands of ideas for new products.

The strategic product plans create a framework to drive product development on a global basis through better cooperation between regions and product lines. Product launches will also increasingly be coordinated across different product categories.

Our goal is for Electrolux to become the industry leader in product innovation based on consumer insight.

Increased efficiency in marketing

We are now also implementing an annual marketing planning process in which we are integrating product development and brand communication for greater efficiency. Marketing activities, including media spend, are being centralized on a regional level in order to maximize the impact. We are also implementing a new accounting procedure to better monitor our local investments.

At the same time that we increase our total marketing investments we are focusing them on;

–	The countries that have the highest potential based on such factors as market growth, profitability and competition.

–	The Electrolux brand.

–	Product launches that will drive sales in the category and also build long-term brand equity.

–	The most effective media, with a higher proportion of spend on PR and Internet.

As of January 1, 2005, the Group complies with International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation. The transition has been recorded by an adjustment of opening equity for 2004. Comparative figures for 2004 have been restated. The transition effects on the Group’s income and equity referring to these new standards are limited, see page 24.

Net sales and income

Second quarter

Net sales for the Electrolux Group in the second quarter amounted to SEK 33,969m as against SEK 31,950m for the same period in the previous year.

Changes in net sales	Second
quarter
%	2005

Changes in Group structure	0.0
Changes in exchange rates	0.5
Changes in volume/price/mix	5.8

Total	6.3

Operating income increased by 6.1% to SEK 1,890m (1,782), corresponding to 5.6% (5.6) of net sales. Income after financial items decreased by 2.5% to SEK 1,695m (1,738), which corresponds to 5.0% (5.4) of net sales. Income for the period decreased by 3.5% to SEK 1,196m (1,240), corresponding to an increase of 1.2% in earnings per share to SEK 4.11 (4.06).

The above-mentioned operating income figure for the second quarter of 2005 includes costs of approximately SEK 100m for restructuring, not classified as items affecting comparability. These refer mainly to the ongoing relocation of production within the North American operation and changes within the sales organization in Germany. A capital gain on the sale of real-estate had a positive effect of approximately SEK 80m in the quarter.

Items affecting comparability in 2004

There were no items affecting comparability reported in the second quarter of 2005. In the corresponding quarter of 2004, items affecting comparability amounted to SEK -406m, as specified below.

Items affecting comparability in 2004	Second	First
	quarter	half
SEKm	2004	2004

Restructuring provisions and write-downs
Refrigerator plant in Greenville, USA		-979
Vacuum-cleaner plant in Västervik, Sweden	-167	-167
Other
Settlement agreement in vacuum-cleaner lawsuit in the US	-239	-239

Total	-406	-1,385

Income excluding items affecting comparability

When comparing with operating income in 2004 excluding items affecting comparability, operating income for the second quarter of 2005 declined by 13.6% to SEK 1,890m (2,188), corresponding to 5.6% (6.8) of net sales. Income after financial items decreased by 20.9% to SEK 1,695m (2,144), representing 5.0% (6.7) of net sales. Income for the period decreased by 21.7% to SEK 1,196m (1,528), corresponding to a decline in earnings per share to SEK 4.11 (5.02).

Effects of changes in exchange rates

Changes in exchange rates compared with the second quarter of 2004, i.e., translation and transaction effects, had a positive impact of approximately SEK 93m on operating income.

Transaction effects net of hedging contracts amounted to SEK 97m, and was mainly due to the weakening of the USD and the Euro against several other currencies. Translation of income statements in subsidiaries had an effect of approximately SEK -4m.

Financial net

Net financial items for the second quarter declined to SEK -195m compared to SEK -44m for the corresponding quarter in 2004. The decline refers mainly to higher interest rates on borrowings in US dollar, increased net borrowings and lower interest income. Net financial items in the second quarter of 2004 were positively impacted by a non-recurring income of approximately SEK 30m from an interest-rate swap.

First half of 2005

Net sales for the Electrolux Group in the first half of 2005 increased to SEK 63,709m from SEK 62,443m in the corresponding period in 2004. Sales were positively impacted by volume/price/mix, while changes in exchange rates had a negative effect.

Changes in net sales	First
half
%	2005

Changes in Group structure	0.0
Changes in exchange rates	-1.4
Changes in volume/price/mix	3.4

Total	2.0

Operating income increased by 25.7% to SEK 3,198m (2,544), corresponding to 5.0% (4.1) of net sales. Income after financial items increased by 20.0% to SEK 2,906m (2,422), which corresponds to 4.6% (3.9) of net sales. Income for the period increased by 13,3% to SEK 2,050m (1,809), corresponding to SEK 7.04 (5.92) per share.

Items affecting comparability in 2004

Operating income for the first half of 2004 include items affecting comparability in the amount of SEK -1,385m, see table on the previous page.

Income excluding items affecting comparability

When comparing with operating income in 2004 excluding items affecting comparability, operating income for the first half of 2005 declined by 18.6% to SEK 3,198m (3,929), representing 5.0% (6.3) of net sales. Income after financial items decreased by 23.7% to SEK 2,906m (3,807), corresponding to 4.6% (6.1) of net sales. Income for the period decreased by 24.3% to SEK 2,050m (2,707), corresponding to a decline in net income per share to SEK 7.04 (8.86).

Effects of changes in exchange rates

Changes in exchange rates compared to the previous year, including both translation and transaction effects, had a positive impact on operating income for the first half of approximately SEK 62m.

Approximately SEK -27m of this amount refers to translation of income statements in subsidiaries. Transaction effects net of hedging contracts had a positive impact of approximately SEK 89m.

Outlook for full year 2005*)

Demand for appliances in 2005 is expected to show some growth in both Europe and the US as compared to 2004.

Higher costs for materials and components will have an adverse effect on the Group’s operating income. Efforts to strengthen the Group’s competitive position through investments in product development and in building the Electrolux brand will continue. Operating income for the full year of 2005, exclusive of items affecting comparability, is expected to be somewhat lower than in 2004.

*) The outlook is unchanged from when it was first reported in February 2005.

Cash flow

Cash flow from operations and investments in the second quarter of 2005 was lower than in the previous year.

The deterioration refers mainly to working capital and particularly to changes in accounts payable and accounts receivable. The difference in accounts payable is mainly explained by an exceptionally favorable trend in the second quarter of 2004. The increase in accounts receivable is mainly a result of significant growth in sales in the second quarter of 2005.

Cash flow	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Cash flow from operations, excluding change in operating assets and liabilities	2,335	2,027	4,031	4,042	7,140
Change in operating assets and liabilities	115	1,078	-5,384	-3,088	1,442

Cash flow from operations	2,450	3,105	-1,353	954	8,582

Capital expenditure in tangible fixed assets	-1,140	-1,075	-2,071	-1,807	-4,515
Other	-329	-207	-379	-435	-843

Cash flow from investments	-1,469	-1,282	-2,450	-2,242	-5,358

Cash flow from operations and investments	981	1,823	-3,803	-1,288	3,224

Inventories amounted to SEK 19,206m (16,493), and accounts receivable to SEK 26,604m (24,782), corresponding to 13.5% (12.9) and 18.7% (19.4) of annualized net sales, respectively. Accounts payable amounted to SEK 17,126m (15,778), corresponding to 12.0% (12.3) of annualized net sales.

Financial position

Equity

Total equity as of June 30, 2005, amounted to SEK 25,526m (22,907), which corresponds to SEK 87.66 (78.60) per share. Return on equity was 16.6% (14.0). Excluding items affecting comparability, return on equity was 16.6% (21.0).

Net borrowings

Net borrowings increased to SEK 8,535m (6,408), mainly as a result of the negative cash flow from operations and investments. Changes in exchange rates also had a negative effect.

The net debt/equity ratio increased to 0.33 (0.28). The equity/assets ratio was largely unchanged at 31.9% (31.6).

Net borrowings	June 30,	June 30,	December 31,
SEKm	2005	2004	2004

Interest-bearing liabilities	14,866	12,891	9,843
Liquid funds	-6,331	-6,483	-8,702

Net borrowings	8,535	6,408	1,141

Net debt/equity ratio	0.33	0.28	0.05
Equity/assets ratio, %	31.9	31.6	35.6

Net assets

Net assets as of June 30, 2005, amounted to SEK 33,243m (28,380). Average net assets for the period were SEK 29,715m (28,751). Adjusted for items affecting comparability, average net assets amounted to SEK 32,956m (32,055), corresponding to 25.9% (25.7) of net sales.

The return on net assets was 21.5% (17.7), and 19.4% (24.5), excluding items affecting comparability.

Working capital

Working capital as of June 30, 2005, amounted to SEK 5,394m (3,840), corresponding to 3.8% (3.0) of annualized net sales. The increase in working capital during the first half of the year refers mainly to inventories.

Value created

Total value created during the first half of 2005 was SEK 1,221m as compared with SEK 2,006m in the previous year. The decline was mainly due to lower operating income, excluding items affecting comparability. The capital turnover rate was 3.87 (3.89).

Operations by business area in the second quarter
Indoor Products

(Changes in net sales and operating income by business area in constant exchange rates are stated on page 18.)

Consumer Durables, Europe

Consumer Durables, Europe	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Net sales	10,116	9,927	20,047	20,313	42,703
Operating income	486	762	902	1,408	3,130
Operating margin, %	4.8	7.7	4.5	6.9	7.3

Total industry shipments of core appliances in Europe in the second quarter increased in volume by 1% compared to the second quarter of 2004. Western Europe showed an increase of 0.6%, while Eastern Europe rose by approximately 3%.

Industry shipments of core appliances	Second	First
in Europe	quarter	half
In units, year-on-year, %	2005	2005

Western Europe	0.6	0.5
Eastern Europe (excluding Turkey)	2.8	2.9

Total Europe	1.0	1.0

Sales for the Group’s European appliances operation increased somewhat as a result of higher volumes in particularly Eastern Europe, and a positive product mix. Sales in Germany were lower than in the previous year, mainly due to reductions in deliveries for private label. Operating income and margin declined considerably, mainly due to higher costs for materials.

Market demand for floor-care products in Europe was somewhat higher than in 2004. Sales for the Group’s European operation were largely unchanged. Operating income and margin declined due to an unfavorable product mix.

Consumer Durables, North America

Consumer Durables, North America	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Net sales	8,478	7,691	15,651	15,056	30,767
Operating income	350	337	518	619	1,116
Operating margin, %	4.1	4.4	3.3	4.1	3.6

Industry shipments of core appliances in the US increased by almost 2% compared to the second quarter of 2004. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 6%.

Industry shipments of core appliances	Second	First
in the US	quarter	half
In units, year-on-year, %	2005	2005

Core appliances	1.8	0.7
Major appliances	6.4	0.3

Group sales of appliances in North America showed a marked increase, following substantial volume growth in several categories, implemented price increases, and an improved product mix. Operating income showed an increase in USD, despite substantially higher costs for materials and costs related to the ongoing transfer of production to the new plant in Mexico.

Market demand for floor care products in North America showed an upturn. Sales for the Group’s American operation was somewhat lower than in 2004. Operating income declined.

Consumer Durables, Latin America

Consumer Durables, Latin America	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Net sales	1,423	950	2,621	1,875	4,340
Operating income	-11	51	-15	86	135
Operating margin, %	-0.8	5.4	-0.6	4.6	3.1

The market for major appliances in Brazil showed an upturn from the previous year. Sales for the Group’s Brazilian operation showed strong growth. Operating income decreased, however, mainly as a result of higher material costs.

Consumer Durables, Asia/Pacific

Consumer Durables, Asia/Pacific	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Net sales	2,475	2,373	4,594	4,595	9,139
Operating income	-16	-48	-29	-76	-289
Operating margin, %	-0.6	-2.0	-0.6	-1.7	-3.2

Market demand for appliances in Australia showed a continued decline in the second quarter. Sales for the Group’s Australian operation were slightly higher than in 2004. Operating income improved substantially from a low level in the previous year, mainly as a result of implemented restructuring.

Sales of appliances in China were largely unchanged. Operating income declined substantially, mainly due to an unfavorable product mix and higher costs for materials.

Group sales of appliances in India showed an increase, while operating income declined somewhat. This operation was divested as of July 7, 2005.

Professional Products

Professional Products	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Net sales	1,739	1,693	3,170	3,251	6,440
Operating income	137	133	188	229	445
Operating margin, %	7.9	7.9	5.9	7.0	6.9

Demand for food-service equipment in Europe is estimated to have been slightly lower than in the second quarter of 2004. Group sales were largely unchanged, while operating income and margin increased somewhat.

Sales for laundry equipment increased somewhat from the previous year. Operating income was unchanged, and margin declined, mainly as a result of higher costs for materials.

Operations by business area in the second quarter
Outdoor Products

(Changes in net sales and operating income by business area in constant exchange rates are stated on page 18.)

Consumer Products

Consumer Products	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Net sales	6,841	6,676	12,258	12,287	17,579
Operating income	687	728	1,108	1,250	1,607
Operating margin, %	10.0	10.9	9.0	10.2	9.1

Demand for consumer outdoor products in Europe is estimated to have increased from the previous year. The Group’s European operation achieved good growth in sales. Operating income showed a strong improvement as a result of an improved product mix and increased volumes of products imported from the US operation.

Demand for consumer outdoor products in North America continued to be weak in the quarter due to unfavorable weather conditions. Sales increased in USD, while operating income declined as a result of an unfavorable product mix and higher costs for materials.

Professional Products

Professional Products	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Net sales	2,889	2,624	5,352	5,033	9,623
Operating income	510	456	932	810	1,521
Operating margin, %	17.7	17.4	17.4	16.1	15.8

Group sales of chainsaws and commercial lawn and garden products showed good growth compared to the second quarter of 2004. Sales of diamond tools and power cutters increased somewhat, mainly driven by higher demand in the US.

Overall, Professional Outdoor Products showed a continued positive trend in both sales and operating income.

Structural changes

The Board of Directors has decided to close the refrigerator plant in Fuenmayor, Spain during the third quarter of 2006 and the lawn-mower plant in Parabiago, Italy during the fourth quarter of 2005. The closures will involve personnel cutbacks of approximately 450 and 100, respectively.

A decision has also been taken to reduce the capacity at the refrigerator plant in Florence, Italy during the second quarter of 2006, which will affect approximately 200 employees.

The total costs of these measures amounts to approximately SEK 550m and will be taken as a charge against operating income in the third quarter of 2005 within items affecting comparability. Approximately SEK 150m of the total amount refers to write-down of assets.

As previously announced in June, an evaluation has been started regarding a potential closure of the factory in Nuremberg, Germany. The factory manufactures washing machines, dishwashers and dryers and has approximately 1,750 employees. A potential closure of the factory would incur a cost of approximately SEK 2,100m.

Divestment of Indian operation

On July 7, Electrolux signed an agreement for divestment of its Indian appliance operation, including all three production facilities, to Videocon, one of India’s largest industrial groups.

The agreement involves a license for Videocon with the right to use the Electrolux brand in India for a period of five years, as well as the Kelvinator brand in India and selected markets for an unlimited time. The license agreement will include strict criteria regarding design, quality, product offering and market communication for the Electrolux brand.

The agreement will involve a maximum cost for Electrolux of SEK 600m, which will be taken in the third quarter of 2005. The effect on the Group’s cash flow amounts to approximately SEK 350m. As part of the agreement Electrolux will become owner of approximately 5% of the shares in Videocon Industries Ltd.

The Electrolux Group’s Indian appliance operation has annual sales of approximately SEK 550m and about 1,100 employees. The operation has been loss-making for several years.

Spin-off of Outdoor Products

Internal work to spin-off the Group’s Outdoor Products is proceeding according to plan. Efforts so far have primarily been focused on creating a legal structure, as well as organizational issues including manning and recruitment of managers and key personnel.

The Board of Directors announced its intention to spin-off the operation to the Electrolux shareholders in February 2005. The aim is to achieve a spin-off in a cost-efficient way no later than mid-2006.

Other items

Asbestos litigation in the US
Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of June 30, 2005, the Group had a total of 985 cases pending, representing approximately 8,800 plaintiffs. A total of 109 new cases with approximately 110 plaintiffs were filed and 55 pending cases with approximately 2,970 plaintiffs were resolved during the second quarter of 2005. Approximately 7,520 of the plaintiffs relate to cases pending in the state of Mississippi.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or on results of operations in the future.

Repurchase and transfer of own shares
As in previous years, the Annual General Meeting authorized the Board of Directors to acquire and transfer own shares. Shares may be acquired on the condition that, following each repurchase transaction, the company holds a maximum of 10% of the total number of shares. Purchases of shares may only be made through transactions on the Stockholm Stock Exchange and/or London Stock Exchange at a price within the prevailing registered price interval.

As of June 30, 2005, Electrolux held 17,733,300 B-shares, corresponding to 5.7% of the total number of outstanding shares. No shares were repurchased in the first half of 2005.

Number of shares				Number of
	Number of	Number of	Number of	shares held
	outstanding	outstanding	shares held	by other
	A-shares	B-shares	by Electrolux	shareholders

Number of shares as of January 1, 2005	9,502,275	299,418,033	17,739,400	291,180,908
Shares sold to senior managers under the stock option programs:
- first quarter	—	—	-1,000	1,000
- second quarter	—	—	-5,100	5,100

Total number of shares as of June 30, 2005	9,502,275	299,418,033	17,733,300	291,187,008

Parent Company
Net sales for the Parent Company, AB Electrolux, for the first half of 2005 amounted to SEK 3,154m (3,262). Income after financial items was SEK -598m (2,437), including dividends from subsidiaries in the amount of SEK 426m (3,318). Capital expenditures in tangible and intangible assets were SEK 7m (213). Liquid funds at the end of the period amounted to SEK 2,965m (2,289) as against SEK 4,706m at the start of the year.

Stockholm, July 19, 2005

Hans Stråberg
President and CEO

Consolidated income statement

	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	20041)	2005	20041)	20041)

Net sales	33,969	31,950	63,709	62,443	120,651
Cost of goods sold	-25,951	-23,955	-48,753	-47,010	-91,021
Selling expenses	-4,738	-4,513	-9,047	-8,854	-17,369
Administrative expenses	-1,478	-1,351	-2,856	-2,727	-5,560
Other operating income/expenses	88	57	145	77	66
Items affecting comparability	—	-406	—	-1,385	-1,960

Operating income*)	1,890	1,782	3,198	2,544	4,807
Margin, %	5.6	5.6	5.0	4.1	4.0

Financial items, net	-195	-44	-292	-122	-355

Income after financial items	1,695	1,738	2,906	2,422	4,452
Margin, %	5.0	5.4	4.6	3.9	3.7
Taxes	-499	-498	-856	-613	-1,193

Income for the period	1,196	1,240	2,050	1,809	3,259
Attributable to:
Equity holders of the Parent Company	1,196	1,239	2,050	1,808	3,258
Minority interest	0	1	0	1	1
	1,196	1,240	2,050	1,809	3,259

*)Operating income includes depreciation and amortization in the amount of:	-829	-736	-1,627	-1,513	-3,038

Earnings per share, SEK	4.11	4.06	7.04	5.92	10.92
After dilution, SEK	4.09	4.06	7.01	5.92	10.91
Number of shares after buy-backs, millions	291.2	291.4	291.2	291.4	291.2
Average number of shares after buy-backs, millions	291.2	304.1	291.2	305.4	298.3

1) Restated to comply with IFRS. Please refer to page 22 for details.

Consolidated balance sheet

	June 30,	June 30,	Full year
SEKm	2005	20041)	20041)

Assets
Goodwill	3,859	3,586	3,336
Tangible fixed assets	18,417	15,767	16,033
Other fixed assets	6,823	6,806	6,254
Inventories, etc.	19.206	16,493	15,742
Accounts receivable	26,604	24,782	20,627
Other receivables	4,658	5,051	4,402
Cash and cash equivalents2)	4,360	5,009	7,675
Other liquid funds	1,971	1,474	1,027

Total assets	85,898	78,968	75,096

Equity and liabilities
Total equity	25,526	22,907	23,636
Provisions	15,426	15,476	14,012
Financial liabilities	14,866	12,891	9,843
Accounts payable	17,126	15,778	16,550
Other operating liabilities	12,954	11,916	11,055

Total equity and liabilities	85,898	78,968	75,096

Contingent liabilities	1,790	1,247	1,323

1) Restated to comply with IFRS. Please refer to page 22 for details.

2) Cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.

Consolidated cash flow statement

	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	20041)	2005	20041)	20041)

Operations

Income after financial items	1,695	1,738	2,906	2,422	4,452
Depreciation and amortization	829	736	1,627	1,513	3,038
Provisions and capital gains/losses	-89	103	-232	1,028	1,271
Change in accrued and prepaid interest	106	71	45	114	52
Taxes paid	-206	-621	-315	-1,035	-1,673
Change in operating assets and liabilities
Change in inventories	149	-167	-1,469	-1,303	-1,516
Change in accounts receivable	-177	204	-3,388	-3,070	-5
Change in accounts payable	-373	167	-1,016	706	2,238
Change in other operating assets and liabilities	516	874	489	579	725

Cash flow from operations	2,450	3,105	-1,353	954	8,582

Investments

Acquisition and divestment of operations	—	—	—	—	—
Capital expenditure in tangible fixed assets	-1,140	-1,075	-2,071	-1,807	-4,515
Capitalization of product development and software	-121	-169	-272	-310	-669
Other	-208	-38	-107	-125	-174

Cash flow from investments	-1,469	-1,282	-2,450	-2,242	-5,358

Total cash flow from operations and investments	981	1,823	-3,803	-1,288	3,224

Financing
Change in other liquid funds	544	-353	-573	2,921	3,368
Change in interest-bearing liabilities	2,027	838	2,760	53	-1,874
Dividend	-2,038	-1,993	-2,038	-1,993	-1,993
Redemption and repurchase of shares, net	1	-3,036	1	-3,114	-3,154

Cash flow from financing	534	-4,544	150	-2,133	-3,653

Total cash flow	1,515	-2,721	-3,653	-3,421	-429
Cash and cash equivalents at beginning of period2)	2,739	7,667	7,675	8,207	8,207
Exchange-rate differences	106	63	338	223	-103
Cash and cash equivalents at end of period2)	4,360	5,009	4,360	5,009	7,675

Change in net borrowings
Total cash flow excluding change in loans and other liquid funds -	1,056	-3,206	-5,840	-6,395	-1,923
Net borrowings at beginning of period -	6,494	-3,991	-1,141	101	101
Exchange-rate differences	-985	789	-1,554	-114	681
Net borrowings at end of period -	8,535	-6,408	-8,535	-6,408	-1,141

1) Restated to comply with IFRS. Please refer to page 22 for details.

2) Cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less.

Change in total equity

	First	First	Full
	half	half	year
SEKm	2005	20041)	20041)

Opening balance, originally reported	—	27,489	27,489
Adjustment of opening balance2)	—	-1,602	-1,602

Opening balance, according to Swedish GAAP	23,636	25,887	25,887
IFRS adjustment	-2	84	84

Opening balance according to IFRS	23,634	25,971	25,971
Dividend payment	-2,038	-1,993	-1,993
Repurchase of shares, net	1	-78	-112
Redemption of shares	—	-3,036	-3,042
Translation differences	1,879	234	-447
Income for the period	2,050	1,809	3,259

Closing balance	25,526	22,907	23,636

1) Restated to comply with IFRS. Please refer to page 22 for details.

2) One-time effect of implementing the new accounting standard RR 29, Employee Benefits.

Key ratios

	Second	Second	First	First	Full
	quarter	quarter	half	half	year
	2005	20041)	2005	20041)	20041)

Earnings per share, SEK2)	4.11	4.06	7.04	5.92	10.92
Excluding items affecting comparability, SEK	4.11	5.02	7.04	8.86	15.24
Return on equity, %3)			16.6	14.0	13.1
Excluding items affecting comparability, %			16.6	21.0	18.3
Return on net assets, %4)			21.5	17.7	17.5
Excluding items affecting comparability, %			19.4	24.5	21.9
Net debt/equity ratio5)			0.33	0.28	0.05
Capital expenditure, SEKm	1,140	1,075	2,071	1,807	4,515
Average number of employees	70,454	73,123	70,571	73,227	72,382

1) Restated to comply with IFRS. Please refer to page 22 for details.

2) Before dilution, based on an average of 291.2 (304.1) million shares after share redemption and buy-backs for the second quarter and 291.2 (305,4) million shares for the half year of 2005.

3) Income for the period, expressed as a percentage of average equity.

4) Operating income, expressed as a percentage of average net assets.

5) Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to total equity.

Exchange rates in sek

	First	First	Full
	half	half	year
	2005	2004	2004

USD, average	7.11	7.47	7.33
USD, end of period	7.81	7.53	6.61
EUR, average	9.15	9.16	9.12
EUR, end of period	9.42	9.14	9.00
GBP, average	13.33	13.53	13.38
GBP, end of period	14.02	13.62	12.69

As of the first quarter of 2005 the Group’s reporting structure has been changed to comprise Indoor and Outdoor Products instead of as previously Consumer Durables and Professional Products. Information on historical quarterly figures according to this new reporting structure is available at www.electrolux.com/financials.

Net sales by business area

	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	2004	2005	2004	2004

Indoor Products
Europe	10,116	9,927	20,047	20,313	42,703
North America	8,478	7,691	15,651	15,056	30,767
Latin America	1,423	950	2,621	1,875	4,340
Asia/Pacific	2,475	2,373	4,594	4,595	9,139
Professional Products	1,739	1,693	3,170	3,251	6,440

Total Indoor Products	24,231	22,634	46,083	45,090	93,389

Outdoor Products
Consumer Products	6,841	6,676	12,258	12,287	17,579
Professional Products	2,889	2,624	5,352	5,033	9,623

Total Outdoor Products	9,730	9,300	17,610	17,320	27,202

Other	8	16	16	33	60

Total	33,969	31,950	63,709	62,443	120,651

Operating income by business area

	Second	Second	First	First	Full
	quarter	quarter	half	half	year
SEKm	2005	20041)	2005	20041)	20041)

Indoor Products
Europe	486	762	902	1,408	3,130
Margin, %	4.8	7.7	4.5	6.9	7.3
North America	350	337	518	619	1,116
Margin, %	4.1	4.4	3.3	4.1	3.6
Latin America	-11	51	-15	86	135
Margin, %	-0.8	5.4	-0.6	4.6	3.1
Asia/Pacific	-16	-48	-29	-76	-289
Margin, %	-0.6	-2.0	-0.6	-1.7	-3.2
Professional Products	137	133	188	229	445
Margin, %	7.9	7.9	5.9	7.0	6.9

Total Indoor Products	946	1,235	1,564	2,266	4,537
Margin, %	3.9	5.5	3.4	5.0	4.9

Outdoor Products
Consumer Products	687	728	1,108	1,250	1,607
Margin, %	10.0	10.9	9.0	10.2	9.1
Professional Products	510	456	932	810	1,521
Margin, %	17.7	17.4	17.4	16.1	15.8

Total Outdoor Products	1,197	1,184	2,040	2,060	3,128
Margin, %	12.3	12.7	11.6	11.9	11.5

Common Group costs, etc	-253	-231	-406	-397	-898
Items affecting comparability	—	-406	—	-1,385	-1,960

Total	1,890	1,782	3,198	2,544	4,807

1) Restated to comply with IFRS. Please refer to page 22 for details.

Change in net sales by business area

Change in net sales		Second		First
		quarter		half
		2005		2005
Year-over-year, %	Second	in constant	First	in constant
	quarter	exchange	half	exchange
	2005	rates	2005	rates

Indoor Products
Europe	1.9	0.7	-1.3	-1.6
North America	10.2	11.9	4.0	8.1
Latin America	49.8	30.8	39.8	30.4
Asia/Pacific	4.3	2.2	0.0	1.1
Professional Products	2.7	2.4	-2.5	-2.0

Total Indoor Products	7.1	6.0	2.2	3.2

Outdoor Products
Consumer Products	2.5	3.7	-0.2	2.8
Professional Products	10.1	9.5	6.3	7.3

Total Outdoor Products	4.6	5.3	1.7	4.1

Total	6.3	5.8	2.0	3.4

Change in operating income by business area

Change in operating income		Second		First
		quarter		half
		2005		2005
Year-over-year, %	Second	in constant	First	in constant
	quarter	exchange	half	exchange
	2005	rates	2005	rates

Indoor Products
Europe	-36.2	-34.4	-35.9	-35.9
North America	3.9	2.7	-16.3	-16.2
Latin America	-121.6	-119.2	-117.4	-107.0
Asia/Pacific	66.7	54.8	61.8	51.3
Professional Products	3.0	2.3	-17.9	-18.8

Total Indoor Products	-23.4	-23.3	-31.0	-31.0

Outdoor Products
Consumer Products	-5.6	-4.1	-11.4	-8.9
Professional Products	11.8	11.0	15.1	15.2

Total Outdoor Products	1.1	1.7	-1.0	0.6

Total, excluding items affecting comparability	-13.6	-13.3	-18.6	-17.9

Net sales and income per quarter

Net sales and income		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2005	29,740	33,969
	2004	30,493	31,950	29,588	28,620	120,651

Operating income, SEKm	2005	1,308	1,890
	Margin, %	4.4	5.6
	20041)	762	1,782	1,113	1,150	4,807
	Margin, %	2.5	5.6	3.8	4.0	4.0
	20041) 2)	1,741	2,188	1,389	1,449	6,767
	Margin, %	5.7	6.8	4.7	5.1	5.6

Income after financial items, SEKm	2005	1,211	1,695
	Margin, %	4.1	5.0
	20041)	684	1,738	965	1,065	4,452
	Margin, %	2.2	5.4	3.3	3.7	3.7
	20041) 2)	1,663	2,144	1,241	1,364	6,412
	Margin, %	5.5	6.7	4.2	4.8	5.3

Income for the period, SEKm	2005	854	1,196
	20041)	569	1,240	702	748	3,259
	20041) 2)	1,179	1,527	885	954	4,545

Earnings per share, SEK3)	2005	2.93	4.11
	20041)	1.86	4.06	2.43	2.57	10.92
	20041) 2)	3.84	5.02	3.08	3.30	15.24

Value creation, SEKm	2005	388	833
	20041)	810	1,196	457	591	3,054

1)	Restated to comply with IFRS. Please refer to page 22 for details.

2)	Excluding items affecting comparability, which amounted to SEK -979m in the first quarter, SEK -406m in the second quarter, SEK -276m in the third quarter and SEK -299m in the fourth quarter of 2004.

3)	Before dilution, based on an average of 291.2 (306.7) million shares after share redemption and buy-backs for the first quarter and 291.2 (304.1) for the second quarter of 2005. Average number of shares in 2004 amounted to 306.7 for the first quarter 304.1 for the second quarter, 291.3 for the third quarter and 291.2 for the fourth quarter.

Net sales by business area per quarter

SEKm

Indoor Products		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europa	2005	9,931	10,116
	2004	10,386	9,927	10,793	11,597	42,703

North America	2005	7,173	8,478
	2004	7,365	7,691	8,034	7,677	30,767

Latin America	2005	1,198	1,423
	2004	925	950	1,125	1,340	4,340

Asia/Pacific	2005	2,119	2,475
	2004	2,222	2,373	2,185	2,359	9,139

Professional Products	2005	1,431	1,739
	2004	1,558	1,693	1,517	1,672	6,440

Total Indoor Products	2005	21,852	24,231
	2004	22,456	22,634	23,654	24,645	93,389

Consumer Products	2005	5,417	6,841
	2004	5,611	6,676	3,546	1,746	17,579

Professional Products	2005	2,463	2,889
	2004	2,409	2,624	2,374	2,216	9,623

Total Outdoor Products	2005	7,880	9,730
	2004	8,020	9,300	5,920	3,962	27,202

Operating income by business area per quarter

SEKm

Indoor Products			1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2005		416	486
	Margin, %		4.2	4.8
	2004	1)	646	762	781	941	3,130
	Margin, %		6.2	7.7	7.2	8.1	7.3

North America	2005		168	350
	Margin, %		2.3	4.1
	2004	1)	282	337	174	323	1,116
	Margin, %		3.8	4.4	2.2	4.2	3.6

Latin America	2005		-4	-11
	Margin, %		-0.3	-0.8
	2004	1)	35	51	0	49	135
	Margin, %		3.8	5.4	0.0	3.7	3.1

Asia/Pacific	2005		-13	-16
	Margin, %		-0.6	-0.6
	2004	1)	-28	-48	-118	-95	-289
	Margin, %		-1.3	-2.0	-5.4	-4.0	-3.2

Professional Products	2005		51	137
	Margin, %		3.6	7.9
	2004	1)	96	133	111	105	445
	Margin, %		6.2	7.9	7.3	6.3	6.9

Consumer Outdoor Products	2005		421	687
	Margin, %		7.8	10.0
	2004	1)	522	728	275	82	1,607
	Margin, %		9.3	10.9	7.8	4.7	9.1

Professional Outdoor Products	2005		422	510
	Margin, %		17.1	17.7
	2004	1)	354	456	387	324	1,521
	Margin, %		14.7	17.4	16.3	14.6	15.8

Common Group costs, etc.	2005		-153	-253
	2004	1)	-166	-231	-221	-280	-898

Items affecting comparability	2005		—	—
	2004		-979	-406	-276	-299	-1,960

1) Restated to comply with IFRS. Please refer to page 22 for details.

Five-year review

	20041)		2003	2002	2001	2000

Net sales, SEKm	120,651		124,077	133,150	135,803	124,493
Operating income, SEKm	4,807		7,175	7,731	6,281	7,602
Margin, %	4.0		5.8	5.8	4.6	6.1
Margin, excluding items affecting comparability, %	5.6		6.2	6.1	4.7	6.5

Income after financial items, SEKm	4,452		7,006	7,545	5,215	6,530
Margin, %	3.7		5.6	5.7	3.8	5.2
Margin, excluding items affecting comparability, %	5.3		6.0	6.0	3.9	5.6

Income for the period, SEKm	3,258		4,778	5,095	3,870	4,457
Earnings per share, SEK	10.92		15.25	15.60	11.35	12.40
Average number of shares after buy-backs, million	298.3		313.3	327.1	340.1	359.1
Dividend, SEK	7.00	2)	6.50	6.00	4.50	4.00

Value creation, SEKm	3,054		3,449	3,461	262	2,423
Return on equity, %	13.1		17.3	17.2	13.2	17.0
Return on net assets, %	18.3		23.9	22.1	15.0	19.6
Net debt/equity ratio	0.05		0.00	0.05	0.37	0.63
Capital expenditure, SEKm	4,515		3,463	3,335	4,195	4,423
Average number of employees	72,382		77,140	81,971	87,139	87,128

1)	Restated to comply with IFRS. Comparative figures for the years 2000-2003 have not been restated. Please refer to page 22 for details.

2)	Proposed by the Board of Directors.

Definitions

Capital indicators
Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at balance day exchange rates and adjusted for acquired and divested operations.

Net assets	Total assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities, non-interest-bearing provisions and deferred tax liabilities.

Working capital	Current assets exclusive of liquid funds and interest-bearing financial receivables less operating liabilities and non-interest-bearing provisions.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to total equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios
Earnings per share	Income for the period divided by the average number of shares after buy-backs.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) - (WACC x average net assets)]. The WACC for 2005 and for 2004 is 12% before tax. For 2003 and 2002 the WACC was 13% and for previous years 14%.

Return on equity	Income for the period expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

New accounting principles as from 2005
As of January 1, 2005, Electrolux applies International Financial Reporting Standards (IFRS), previously known as IAS, in accordance with the European Union regulation.

Swedish Accounting Standards have gradually incorporated IFRS and, consequently, several IFRS issued prior to 2004 have already been implemented in Sweden. However, a number of new standards and amendments to and improvements of existing standards are adopted for the first time in 2005. The effects of the transition to IFRS are preliminary and based on interpretation of standards effective at present. IFRS could change during 2005 due to new interpretations submitted by the International Financial Reporting Interpretations Committee (IFRIC) and new IFRS effective as of January 1, 2006, which may allow early adoption. The effect on the Group’s income and equity referring to the transition is limited. A description of their approximate impact on Electrolux financial statements is stated below.

The transition to IFRS is accounted for following the rules stated in IFRS 1, First Time Adoption of International Accounting Standards, and the preliminary transition effects have been recorded through an adjustment to opening retained earnings as per January 1, 2004. This date has been determined as Electrolux date of transition to IFRS. Comparative figures for 2004 have been restated. IFRS 1 gives the option to elect a number of exemptions from other IFRS standards of which Electrolux has elected the following:

•	IFRS 3, Business combinations, has not been applied retrospectively to past business combinations and no restatement of those have been made.

•	Items of property, plant and equipment have not been measured at fair value, i.e., the carrying amounts according to Swedish GAAP have been kept.

•	All actuarial gains and losses have been recognized at the date of transition to IFRS. This is the same approach that was chosen when implementing the Swedish Standard RR 29, Employee Benefits.

•	The cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRS.

•	Of previously recognized financial instruments SEK 643m have been designated as available for sale, SEK 8,060m, as assets at fair value through the profit or loss and SEK 364m as liabilities at fair value through the profit or loss.

•	Electrolux has elected to apply IFRS 2, Share-based payment, for equity instruments that were granted after November 7, 2002, and that had not vested on January 1, 2005.

•	The options under the headings “Compound financial instruments”, “Assets and liabilities of subsidiaries, associates and joint ventures” and “Insurance contracts” are not applicable for Electrolux.

•	No restatement of comparative figures has been made for IAS 39, Financial Instruments: Recognition and Measurement.

Since 2002, Electrolux has prepared the transition to IFRS including a thorough review of all IFRS rules, amendments to the Electrolux Accounting Manual as well as the Group reporting format and a special audit carried out in a number of the Group’s reporting units. The following areas represent the preliminary identified differences:

Share-based payments
IFRS 2 is applied for share-based compensation programs granted after November 7, 2002, and that had not vested on January 1, 2005. IFRS 2 differs from previously applied accounting principles in that an estimated cost for the granted instruments, based on the instruments fair value at grant date, is charged to the income statement over the vesting period. Previously, only employer contributions related to these instruments have been recognized, and no charge was taken to the income statement for equity instruments granted as compensation to employees.

Business combinations
In business combinations, IFRS 3 requires a thorough inventory of intangible assets and does not allow provisions for restructuring activities. IFRS 3 stipulates that goodwill shall not be amortized but submitted to impairment test at least once a year. Goodwill amortization has therefore ceased and comparative figures for 2004 have been restated. Electrolux has even previously carried out impairment test of goodwill at least once a year and, therefore, has not taken any additional impairment charge at the date of transition to IFRS. IFRS 3 also prohibits the recognition of negative goodwill. At transition, negative goodwill has been written off through an adjustment to opening retained earnings as per January 1, 2004.

Other intangible assets
The transition rules stated in IFRS 1 stipulate that a company at transition recognizes intangible assets that qualify for recognition under IAS 38, Intangible Assets, even though these intangible assets have previously been expensed. Electrolux has made an inventory of the Group’s intangible assets resulting in a net adjustment of other intangible assets as per January 1, 2004.

Other
According to the new format the consolidated income statement now ends with “Income for the period” which is the old “Net income” without deducting minority interests. Total equity in the consolidated balance sheet includes minority interests.

Cash and cash equivalents in the consolidated cash flow statement consist of cash on hand, bank deposits and other short-term highly liquid investments with a maturity of three months or less. Previously liquid funds were used in the consolidated cash flow statement, i.e., including also other short-term highly liquid investments with a maturity of more than three months. Previous periods have been restated.

Preliminary IFRS transition effects on the income statement for second quarter 2004

	Income				Income
	statement				statement
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	31,950	—	—	—	31,950
Operating income	1,759	-11	39	-5	1,782
Income after financial items	1,715	-11	39	-5	1,738
Income for the period	1,211	-8	39	-2	1,240
Income for the period per share, basic, SEK	3.95	0.02	0.12	0.01	4.06

Preliminary IFRS transition effects on the income statement for the half-year 2004

	Income				Income
	statement				statement
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Net sales	62,443	—	—	—	62,443
Operating income	2,485	-12	80	-9	2,544
Income after financial items	2,363	-12	80	-9	2,422
Income for the period	1,743	-9	80	-5	1,809
Income for the period per share, basic, SEK	5.70	-0.03	0.27	-0.02	5.92

Preliminary IFRS transition effects on opening balance 2004

	Opening				Opening
	balance				balance
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Intangible fixed assets	4,782	—	31	20	4,833
Other fixed assets	20,037	-16	—	—	20,021
Current assets	53,415	—	—	—	53,415

Total assets	78,234	-16	31	20	78,269

Equity	25,887	37	31	16	25,971
Provisions	14,285	-53	—	4	14,236
Financial liabilities	12,182	—	—	—	12,182
Operating liabilities	25,880	—	—	—	25,880

Total liabilities and equity	78,234	-16	31	20	78,269

Preliminary IFRS transition effects on closing balance 2004

	Closing				Closing
	balance				balance
	before				after
SEKm	transition	IFRS 2	IFRS 3	IAS 38	transition

Intangible fixed assets	5,077	—	175	5	5,257
Other fixed assets	20,382	-16	—	—	20,366
Current assets	49,473	—	—	—	49,473

Total assets	74,932	-16	175	5	75,096

Equity	23,420	37	175	4	23,636
Provisions	14,064	-53	—	1	14,012
Financial liabilities	9,843	—	—	—	9,843
Operating liabilities	27,605	—	—	—	27,605

Total liabilities and equity	74,932	-16	175	5	75,096

Financial instruments
In January 1, 2005, the Group implemented the new accounting standard IAS 39 “Financial Instruments: Recognition and Measurement”. The near-final draft version of the standard was applied prospectively by adjusting the opening retained earnings at January 1, 2005, and no restatement of comparative figures for 2004 will be made.

Under IAS 39, all financial assets and liabilities including ordinary and embedded derivatives will be recognized in the balance sheet. Valuation of financial instruments depends on the classification. The Group classifies its financial instruments in the following categories:

•	Financial assets at fair value through profit or loss. This category consists of financial assets held for trading, mainly derivatives with positive fair value, and those designated at fair value through profit or loss at inception. Assets in this class are subsequently carried at fair value with changes in fair value included in the income statement.

•	Loans and receivables are non-derivative financial assets with fixed or determinable payments. Assets in this class are carried at amortized cost and are subject to impairment test.

•	Available for sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. Assets in this class are subsequently carried at fair value with changes in fair value recognized in equity.

•	Fair value liabilities through profit or loss, which consist of derivatives with negative fair value. Liabilities in this class are subsequently carried at fair value with changes in fair value included in the income statement.

•	Other liabilities are carried at amortized cost.

Financial assets are classified as current assets if they are held for trading or expected to be realized within 12 months of the balance sheet date.

Derivatives and hedge accounting
The standard stipulates that all financial derivative instruments shall be classified as assets or liabilities at fair value through profit or loss and be recognized at fair value in the balance sheet. Changes in the fair value of derivative instruments shall be recognized in the income statement unless hedge accounting is applied, The standard allows for hedge accounting only if certain criteria are met, e.g., documentation, linking with exposure and effectiveness testing. In connection with hedge accounting, changes in the fair value of derivative instruments are reported in equity until the hedged item is recognized in the income statement.

The majority of derivatives used by the Electrolux Group are used for hedging purposes, i.e., to mitigate various financial risks. The risk management practices and the fair values of such instruments are described in the Annual Report for 2004.

The standard defines three types of hedging relationships:

•	Fair value hedge, a hedge entered into to mitigate changes in an asset’s or liability’s fair value.

•	Cash flow hedge, a hedge entered into to mitigate the risk of variability in the cash flows of a recognized asset or liability, or a highly probable forecast.

•	Net investment hedge, a hedge entered into to mitigate the changes in fair value from foreign-exchange volatility of the value of the net investment in a foreign entity.

The Group applies hedge accounting on the management of foreign currency risk in net investments and transaction flows and on the management of interest-rate risk in the debt portfolio.

On January 1, 2005, the Group recorded the fair value of all derivatives on the balance sheet with the net value affecting equity, SEK 445m was recorded as current assets and SEK 447m was recorded as financial liability. The net effect on equity was SEK —2m. The implementation of IAS 39 will introduce higher volatility in income, net borrowings and of the Group’s equity. This volatility cannot be predicted with certainty but it is the target for the Group to achieve hedge accounting and limit the volatility of the income statement as far as possible to a justifiable cost.

Preliminary IFRS transition effects on opening balance 2005

	Closing		Opening
	balance		balance
	after		after
SEKm	transition	IAS 39	transition

Fixed assets	25,623	—	25,623
Current assets	49,473	445	49,918

Total assets	75,096	445	75,541

Equity	23,636	-2	23,634
Provisions	14,012	—	14,012
Financial liabilities	9,843	447	10,290
Operating liabilities	27,605	—	27,605

Total liabilities and equity	75,096	445	75,541

This report has not been audited.

Presentation and telephone conference
A combined presentation and telephone conference will be held at 15.00 CET on July 19, 2005, at the Electrolux head office at S:t Göransgatan 143 in Stockholm. The presentation will be chaired by Hans Stråberg, President and CEO of Electrolux. Mr Stråberg will be accompanied by Fredrik Rystedt, CFO.

A slide presentation will be available on the Electrolux website: www.electrolux.com/latestreport.

Financial reports in 2005
The interim report for the period July-September will be published on October 25, 2005.

For more information
Financial information from Electrolux is also available at www.electrolux.com/ir.

Factors affecting forward-looking statements
This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.